

Mail Stop 3030

July 2, 2010

Fred. Roeskestraat
1076 EE Amsterdam
The Netherlands

      Re: Tornier B.V.
           Registration Statement on Form S-1
           Filed June 8, 2010
           File No. 333-167370

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.   Refer to the conversion mentioned in the footnote identified by an asterisk. Please provide us your analysis of whether the issuance of securities in the conversion must be registered under the Securities Act. Also, please confirm that you will file a pre-effective amendment to reflect the conversion with sufficient time for resolution of any additional comments on the amendment before you seek acceleration of the registration statement's effective date.

Prospectus

2.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range.

3.   Please avoid use of shortened names where the meaning is not clear from context. For example, we note your use of USPTO, PPACA, PhRMA and MEDEC. Refer to sample comment 5 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission's web site.

4.   Please avoid reliance on technical terms so that investors who may not be familiar with your business could understand your document. For example, we note the reference to "Morse taper" on page 1.

Prospectus Cover

5.   Please remove from the front prospectus cover the designations "Joint Book-Running Managers," "Lead Manager," and "Co-Managers." If these designations are appropriate for your prospectus, you may include them in another section of your document where you can also explain their significance to investors.

6.   Please provide us a copy of your prospectus in the form that you intend to deliver to investors and that demonstrates compliance with the one-page cover limitation of Regulation S-K Item 501(b).

Graphics

7.   Please confirm that you have all required authorizations to sell each product that is depicted in the graphics, that you do currently sell each such product, and that each such product contributes substantially to your revenue.

Table of Contents, page i

8.   Please tell us the purpose of the last sentence of the first paragraph following the table and how you believe that sentence is consistent with Section 12(a)(2) of the Securities Act.

Prospectus Summary, page 1

9.   Please provide us independent, objective support for your market size and position statements in the first and second paragraphs on page 2.

Risk Factors, page 4

10.   Provide us your evaluation of why you do not believe the issue raised in the last
        sentence of the second paragraph under "Passive Foreign Investment Company" on
        page 155 is a risk that should be highlighted clearly in this section.

The Offering, page 5

11.   Please update your April 4, 2010 disclosure. The updated figures should result in
        including in your disclosure regarding your outstanding shares the post April 4
        issuances mentioned in the first bullet list. Likewise, please update your "Dilution"
        disclosure beginning on page 43.

We rely on our independent sales agencies and their representatives, page 9

12.   Please tell us, with a view to disclosure, whether a material portion of your revenues
        in or outside of the United States are from any individual sales agencies.

We obtain some of our products through private-label distribution agreements, page 11

13.   Please disclose the portion of your business derived from private-label distribution
        agreements. Also, file as exhibits your material private-label distribution agreements.

14.   Please disclose when the agreements mentioned in this section end and the
        circumstances under which the agreements could be terminated.

Failure to comply with the U.S. Foreign Corrupt Practices Act, page 12

15.   Please disclose the jurisdiction in which you operate that pose "a high risk of
        potential violations…" Also disclose why those jurisdictions pose such a risk.

16.   Refer to the last sentence of the first paragraph. Please clarify why you do not know
        whether your sales representatives or other agents have engaged in conduct for which
        you might be held responsible.

If we lose one of our key suppliers, page 13

17.   Please file as exhibits your material supply agreements that are the subject of this risk factor.

18.   Please disclose when the contracts with your sole source suppliers end and the circumstances under which the agreements could be terminated.

If we are subject to any future intellectual property lawsuits, page 15

19.   With a view toward disclosure, please tell us the status of the notifications that you mention in the last paragraph. Also, tell us the portion of your business that would be affected by an adverse outcome related to (1) each of the notices that you have received and (2) the patents and applications mentioned in the last sentence.

We are subject to substantial post-market government regulation, page 27

20.   Please identify the "some jurisdictions" that you mention in the second sentence.

Our operations involve the use of hazardous materials, page 32

21.   With a view toward clarified disclosure regarding your attempt to obtain an agreement or authorization to discharge water in France, please tell us:

    •   when you began seeking the agreement or authorization;
    •   why you have not yet been able to obtain the agreement or authorization;
    •   the material hurdles that remain until you obtain the agreement or authorization;
    •   the portion of your business derived from the affected facilities; and
    •   whether you are currently discharging water without a required agreement or authorization.

WP Bermuda and its affiliates, our major shareholder, page 37

22.   Please add a separate risk factor to highlight the risk that the parties to the Securityholders' Agreement dated July 18, 2006 are entitled to nominate four members for election to your board of directors. We note the disclosure in the fourth paragraph on page 105.

<u>After this offering, we may be considered a "controlled company," page 37</u>

23.   Please disclose the reason for the uncertainty represented by the word "may" in the risk factor caption and the first sentence.

<u>Special Note, page 38</u>

24.   Please file the consent of Millenium Research Group.

25.   Please clarify why Millenium Research Group is unsure of the accuracy and completeness of its data. Also tell us why you believe it is appropriate to include disclosure in your prospectus when the source of the data – whether it be Millenium Research Group, you or another party – does not know whether it is accurate or complete.

<u>Use of Proceeds, page 39</u>

26.   We note your reference to the notes being issued by "certain shareholders." Please disclose specifically the extent to which proceeds will be paid to affiliates, identifying the affiliates and the amount that each will receive. Also, file the notes mentioned in this section as exhibits to your registration statement.

<u>Capitalization, page 41</u>

27.   Please revise to remove the captions "cash and cash equivalents" from the table on page 41 since these items are not part of your capitalization.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48</u>

28.   We see that revenue has increased each period but you continue to experience losses from operations each year. Please revise to provide a discussion of your plan to generate profitable operations.

Material Corporate Transactions, page 50

29.   Please tell us which exhibit to your registration statement reflects each of the transactions mentioned in this section and in your "Related Party Transactions" disclosure beginning on page 128.

Components of Results of Operations, page 52

Special Charges, page 53

30.   We reference the disclosure that special charges consist of severance, lease termination and moving costs related to the consolidation of your U.S. facilities during 2009. To the extent that this is part of a restructuring plan, please tell us where you have provided the disclosures required by SAB Topic 5.P.4. In that regard, tell us how you considered the financial statement disclosure requirements of FASB ASC 420-10-50.

Results of Operations, page 54

31.   When discussing changes in revenue, please clearly quantify and describe the effect of new products, like those you highlight on pages 2 and 77.

32.   Please disclose how you improved your hip products as mentioned at the top of page 59.

Revenue by product category, page 55

33.   We see that you attribute the increase in revenues to increases in sales of certain products. Please revise to also disclose the underlying reasons why sales of those products increased during the period. In addition, to the extent material, please revise to also give an indication of whether unit price changes had an impact on product revenues. Please also apply this comment to the discussion of revenues for the fiscal year ended December 27, 2009 as compared to the fiscal year ended December 28, 2008.

Selling and marketing, page 55

34.   We see that you attribute the increase in selling and marketing expense to multiple factors. Please revise to quantify the impact of each factor on the financial statement line item. Please also apply this comment to the discussion of selling and marketing

expense for the fiscal year ended December 27, 2009 as compared to the fiscal year ended December 28, 2008.

Fiscal year ended December 27, 2009 compared to the fiscal year ended December 28, 2008, page 58

Cost of goods sold, page 59

35.   Please revise to quantify the charges recorded in 2009 for excess and obsolete inventory and to discuss the underlying reasons for the increased impairment of inventory.

Liquidity and Capital Resources, page 63

36.   Please discuss how your debt covenants affect your liquidity or otherwise affect your operations as mentioned in the last full risk factor on page 19. Also tell us which sections of which exhibits represent these covenants.

Other Liquidity Information, page 65

37.   Please expand this section to disclose the material terms of the credit lines, such as when the credit lines expire. Also, tell us why you have not filed as exhibits any of your credit line agreements.

Contractual Obligations and Commitments, page 65

38.   Please expand this section to include a table that summarizes all known contractual obligations as of December 27, 2009.

39.   Please reconcile the bank debt and notes payable included in the contractual obligations table to the amounts in the consolidated financial statements on page F-3. Please tell us why you did not include within the table or separately disclose interest expected to be paid on bank debt and notes payable.

Critical Accounting Policies and Estimates, page 66

Goodwill and Long-Lived Assets, page 67

40.   Please revise to provide a discussion in critical accounting policies of how you perform the two step goodwill impairment analysis. Disclose how you determine the fair value of your reporting unit and the judgments and assumptions that are considered in performing this analysis. Please also disclose the date on which the impairment test is performed each year. In addition, tell us how your recurring operating losses were considered in your most recent impairment assessment of goodwill and long-lived assets.

Stock-Based Compensation, page 69

Significant Factors Used In Determining Fair Value of Our Ordinary Shares, page 70

41.   We see that the fair value of ordinary shares underlying stock option grants was determined by your board of directors. Once pricing information is available, please revise to provide a specific discussion of each significant factor contributing to any difference between the estimated fair value as of the date of grant and the estimated IPO price (or pricing range) for the 12 months prior to the contemplated IPO. Please note that we are deferring final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

42.   We see that your determination of the value of your ordinary shares remained consistent at $5.66 for the period from December 31, 2007 through December 27, 2009. Please provide us a substantive discussion of why the value of your company remained consistent for a two year period.

43.   The disclosure on page 71 indicates that you determined the value of your ordinary shares on January 1, 2008 and December 27, 2009 "based on an independent valuation" Please tell us the extent of the reliance that that you placed on the work of a valuation expert. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

44.   For the valuation of underlying ordinary shares during 2010, please tell us if you had any estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the underlying ordinary shares.

45.   Please tell us whether you have issued any stock options subsequent to March 31, 2010 and, if so, how you determined the fair value of the underlying ordinary shares for those options.

Foreign Currency Exchange Rate Risk, page 73

46.   With a view toward disclosure in appropriate sections of your document, please tell us what you know about the effect of exchange rates on your operations during the current quarter.

Our Target Markets, page 78

47.   Please provide us with copies of the industry data provided by third parties included in the prospectus. Please mark the materials so that they are keyed to the disclosure.

Our Product Portfolio, page 80

48.   Given your obligation per Regulation S-K Item 101(c)(1)(i) to disclose three-year revenue history by class of similar products or services, please tell us why you believe that your disclosure - which you indicate does not provide information based on product classes traditionally organized in the industry - satisfies Regulation S-K Item 101(c)(1)(i). Also tell us whether disclosure by product classes traditionally recognized in the industry would reveal any material information; include the basis for your conclusions.

Advanced Materials, page 88

49.   Please clarify the portion of your business that depends on your "supplier's proprietary manufacturing process." Also disclose the material terms of any agreement with the manufacturer, including duration and termination provisions.

International, page 89

50.   We note your reference to business in the "Middle East." Please tell us in which
        countries you and your distributors operate and in which countries you have
        customers.

51.   We note your reference to distribution agreements like the one in the last sentence of
        the paragraph at the top of page 90. Please disclose the material terms of those
        agreements. For example, what are the duration and termination provisions? What
        are the exclusivity terms? File material agreements as exhibits. Also, if laws
        governing your relationship with distributors materially affect your operations, please
        disclose the effect of those laws.

 Manufacturing and Supply, page 90

52.   Please discuss the material terms of your supply agreements, such as your obligations
        under the agreements. We note the reference in the third paragraph on page 91 to
        minimum purchase or sales obligations.

Intellectual Property, page 92

53.   Please clarify when your 126 patents expire. Also, clarify the number of United
        States patents that you hold.

54.   Please disclose the material terms of the licenses that you mention in the last
        paragraph on page 14, the last paragraph on page 85, and the second paragraph on
        page 93. File material licenses as exhibits to your registration statement.

Corporate History, page 93

55.   Please clarify how the Tornier Group is your "predecessor entity" as mentioned on
        page 103 and how TMG B.V. is your "predecessor entity" as mentioned on page 129.

Government Regulation, page 93

56.   Please explain the laws, regulations and rules mentioned in the paragraph following
        the bullet list on page 10 and in the first paragraph on page 13.

Facilities, page 99

57.   Please tell us why this section does not mention the Houston facilities mentioned in the last paragraph on page 17.

58.   Please clarify whether you own the properties mentioned in this section. If not, describe how the properties are held, and the expiration dates of material leases.

Directors and Executive Officers, page 100

59.   Please identify who is your principal financial officer.

60.   For each director, please discuss clearly the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at this time in light of the registrant's business and structure.

Board of Directors, page 104

61.   Please clarify the effect of a "binding nomination." From your disclosure on page 109, it appears that such nominees automatically become directors.

62.   Refer to the last sentence of the second full paragraph on page 105. Please clarify the purpose of the new meeting. Are new nominees presented at the new meeting? Who selects the new nominees?

Dutch Corporate Governance, page 108

63.   For each director that is not independent under the Dutch Corporate Governance Code, please explain the reason that he or she does not satisfy the independence requirements.

Annual Bonuses, page 111

64.   Please clarify when the financial performance criteria were established.

65.   Please expand the footnotes to the table here and on page 113 to quantify each
        adjustment mentioned and to explain clearly how the event you cite created the
        adjustment. Also clarify what you mean by "gross instruments."

66.   Please clarify how the percentage achievement of individual performance goals was
        determined. Was this purely a subjective determination? If not, what facts regarding
        the performance goals affected the decisions regarding the percentage, and by what
        amount?

French Incentive Compensation Scheme, page 113

67.   Refer to the second sentence of this section. Please clarify how the scheme enables
        compensation that is efficient with respect to income tax and mandated social
        contributions.

68.   Please discuss the nature of the amendments mentioned in footnote (7) on page 118.

Long-Term Equity Compensation, page 114

69.   Please disclose how you determined the number of options awarded to your named
        executive officers.

Separation Agreement with Michael Doty, page 115

70.   Please quantify the amounts paid and payable per this agreement.

Grant of Plan-Based Awards, page 118

71.   Please tell us why the tables on page 118, 121 and 124 set forth information as of
        December 31, 2009 rather than December 27, 2009.

Consulting Agreement, page 124

72.   Please disclose the accrued amount owed to Mr. Tornier as of the most recent
        practicable date.

Principal Shareholders, page 125

73.   Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Vertical Group.

74.   Please include a line in the table for Mr. Doty.

75.   Please tell us how you considered the voting agreement mentioned on page 105 in your disclosure regarding beneficial ownership. Cite all authority on which you rely.

Warrant Exchange, page 129

76.   Please disclose the reason for the exchange and how the exchange ratios were chosen.

Acquisitions and Other Corporate Transactions with Related Parties, page 129

77.   Please update the disclosure in this section. For example, it is unclear whether:

    •   any royalties have accrued since you entered into the February 9, 2007 agreement with Tepha or if you have since paid any royalties to Tepha;

    •   Incumed has provided any services to you since 2008. Also, describe the services that Incumed provided to you in 2008;

    •   any royalties have accrued since you entered into the amended agreement with BioSET or if you have since paid any royalties to BioSET. Also, disclose when you entered into the amended agreement; and

    •   any royalties have accrued since you entered into the December 18, 2009 agreement with Anova or if you since paid any royalties to Anova.

78.   Please disclose when the securityholders' agreement terminates.

79.   With a view toward disclosure, please tell us the relationships between TMG Partners U.S. LLC and the TMG entities mentioned on page 127.

80.   Please discuss in greater detail the "milestones" and "targets" mentioned on pages
       130 and 131. Quantify the disclosure to the extent practicable.

81.   Please clarify how the property held by SCI Calyx is related to your business. Also
       disclose the portion of the $2.0 debt that was funded by you, and the material terms of
       the debt.

82.   Please expand your discussion of the C2M transaction to disclose the substance of the
       first two paragraphs of Note 16 on page F-38.

83.   Please tell us why you have not disclosed in this section the lease agreement
       mentioned in the second paragraph of Note 17 on page F-40.

Form of Ordinary Shares, page 132

84.   Please clarify whether the first three sentences of this section apply after the IPO.

Voting Rights, page 134

85.   Please identify the situations mentioned in the last clause of the first paragraph that
       require other than a simple majority of votes cast.

Market Abuse, page 136

86.   Please identify the "certain circumstances" mentioned in the last sentence of the first
       paragraph.

Choice of Law and Exclusive Jurisdiction, page 137

87.   Please provide us your analysis of whether the provisions of your articles of
       association mentioned in this section are consistent with Section 14 of the Securities
       Act and the rights and remedies granted to investors under the Exchange Act.

Differences in Corporate Law, page 138

88.   Your disclosure may not be qualified by reference to statutes. Please revise the first
        paragraph accordingly.

89.   Rather than merely disclosing the provisions of the jurisdictions' laws, please state
        clearly how they materially differ and the effect of the difference. Also, where the
        terms and rights of your securities that you describe in other subsections of your
        "Description of Ordinary Shares" section differ from typical laws in the United
        States, please state clearly the nature and effect of the difference.

Repurchase of Shares, page 141

90.   Please tell us where you disclose the reserves required by Dutch law mentioned in
        this section and at the top of page 144.

Lock-Up Agreements, page 146

91.   Please file as exhibits the lock-up agreements mentioned in this section.

Material Dutch Income Tax Consequences, page 148

92.   Please reconcile the reference in the first sentence of this section to a general
        summary of certain tax consequences with the title of this section regarding the
        material tax consequences.

Taxation, page 152

93.   Please unequivocally state what the tax consequences are. Avoid equivocal language
        about what the consequences are "generally," such as the references to "generally" in
        the third, fourth and fifth paragraphs on page 154.

Backup Withholding and Information Reporting, page 156

94.   Please revise the last sentence of the first paragraph to clarify which "certain U.S.
        holders who are individuals" you mean, what information must be reported, and how
        it is reported.

Other Relationships, page 160

95.   Please identify the underwriters with the relationships mentioned in this section, describe the relationship and quantify the extent of the relationship.

Consolidated Financial Statements

General

96.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

97.   Please have your auditors revise their audit report to include a conformed signature as required by Article 2-02 of Regulation S-X.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-9

98.   Please revise to disclose whether the nature and terms of any return rights you offer to your customers. In addition, tell us whether you have any arrangements with distributors that allow for pricing adjustments.

99.   We see from page 52 that you provide surgical instrumentation to your customers for use during procedures involving your products free of charge. Please tell us how you account for these products provided to your customers free of charge. For example, tell us the consideration given that your products sales include multiple elements and that part of the sales price should be allocated to the surgical instrumentation provided to your customers at no additional cost and recognized over their period of use. Tell us the basis in the accounting literature for your accounting.

Instruments, page F-11

100.   Please tell us the nature and term of the agreements with customers for their use of surgical instruments. For example, discuss how long the customer keeps the instruments, if there are any minimum purchase requirements for use of the instruments, etc. In addition, tell us the basis for recognizing the depreciation of the instruments in selling and marketing expense rather than as a portion of cost of goods

sold. The basis for the accounting for these instruments should be clearly disclosed. In addition, disclose how you determine the fair value of these instruments.

Fair Value of Financial Instruments, page F-15

101.   Please tell us where you have provided all of the disclosures required by FASB ASC 820-10-50-1 and -2 for assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, such as your warrant liabilities which are classified as level 3.

Note 13. Segment and Geographic Data, page F-36

102.   Regarding the disclosure of geographic information, if revenues from external customers and long-lived assets attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please revise as appropriate. Refer to FASB ASC 280-10-50-41.

Note 16. Non-Controlling Interests, page F-38

103.   We reference the disclosure on page 56 that since you acquired C2M Medical, you have stopped all operating activities and will not incur any operating expenses related to C2M Medical in the future. Please revise to disclose how you intend to use the assets acquired from C2M Medical.

104.   We also see that the transaction to acquire the outstanding shares of C2M in exchange for Tornier ordinary shares did not meet the definition of a business combination. Please provide the basis in the accounting literature for your current accounting treatment and tell us why the transaction does not represent the acquisition of a business which should be accounted for under FASB ASC 805.

105.   Please revise to disclose how you determined the fair value of the developed technology acquired.

106.   As a related matter, we see that the option to acquire C2M was based on the amount of the paid-in capital of C2M, and that consideration was to be paid in the company's ordinary shares. We note that the fair value for the 3,093,000 ordinary shares issued in the acquisition of $23.2 million was recorded as stockholder's equity during the first quarter of 2010. Tell us the basis for the $0.76 per share fair value assigned to those shares.

Note 20. Litigation, page F-42

107.   Please revise to disclose how you determined that a loss is not probable and
        reasonably estimable for the legal matter discussed in Note 20 since a verdict was
        rendered on July 31, 2009 awarding the plaintiffs $6.6 million in damages.

Item 15. Recent Sales of Unregistered Securities, page II-1

108.   Please provide the disclosure required by Item 701 of Regulation S-K. For example,
        it does not appear that you provided the disclosure required by Item 701 regarding the
        following:

        •   the issuance of 90,000 shares mentioned in the first full paragraph on page 130;

        •   the issuance of 3.1 million ordinary shares mentioned in first full paragraph on
            page 131; and

        •   the issuance of 181,500 options mentioned in the last paragraph on page F-19.

109.   We note your reference to Regulation D in the first paragraph. Please clarify which
        transactions you did not register in reliance on Regulation D and when you filed the
        Form D.

110.   Please tell us whether STAK depository receipts like those mentioned on page II-4
        will be involved with your IPO.

Item 16. Exhibits and Financial Statement Schedules, Page II-4

111.   Please file the indemnification agreements mentioned on page II-1.

Exhibit 23.1

112.   Please include a currently dated and signed consent from your independent auditors
        with each amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Christopher Greer, Esq.